SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. ___)

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                (Name of Issuer)

                            IPALCO ENTERPRISES, INC.
                        (Name of Person Filing Statement)

                 Title                            CUSIP Number
      Cumulative Preferred Stock
               - 4% Series                        455434 20 9
               - 4.20% Series                     455434 88 6
               - 4.60% Series                     455434 40 7
               - 4.80% Series                     455434 80 3
               - 6% Series                        455434 30 8
               - 8.20% Series                     455434 60 5
                 (Title and CUSIP Number of Class of Securities)

                              Bryan G. Tabler, Esq.
                  Vice President, Secretary and General Counsel
                            IPALCO Enterprises, Inc.
                               One Monument Circle
                           Indianapolis, Indiana 46204
                                 (317) 261-5134

                                 with a copy to:
                            Steven W. Thornton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.    [X]     The  filing  of  solicitation   materials  or  an  information
              statement   subject  to  Regulation   14A  [17  CFR  240.14a-1  to
              240.14b-1],  Regulation 14C [17 CFR 240.14c-1 to  240.14c-101]  or
              Rule 13e-3 (c) [Sec.  240.13e-3(c)]  under the Securities Exchange
              Act of 1934.

b.    [ ]     The filing of a  registration  statement  under the Securities
              Act of 1933.

c.    [X]     A tender offer.

d.    [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            Calculation of Filing Fee

           Transaction Valuation*              Amount of Filing Fee
           $47,082,160.00                      $9,416.43

* Solely for purposes of  calculating  the filing fee and  computed  pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement reference in Item 17(d)(1) herein. The purchase price per share for the outstanding shares will be based on a formula utilizing the 30-year Treasury Bond rate at the commencement of the Offer. The above transaction value is based on the formula utilizing the 30-year Treasury Bond rate as of July 28, 1997. Any adjustments to the filing fee will be made upon filing an Amendment to this Schedule 13E-3 upon commencement of the Offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: _________________________

Form or Registration No.:________________________

Filing Party:   ________________________

Date Filed:      ____________________

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by IPALCO Enterprises, Inc., an Indiana corporation ("IPALCO"), pursuant to its Offer to Purchase and Proxy Statement, dated ___________, 1997 (the "Offer to Purchase and Proxy Statement"), to purchase any and all of the outstanding shares of each of the following series of the Cumulative Preferred Stock, $100 par value (each a "Series of Preferred"), of Indianapolis Power & Light Company, an Indiana corporation and direct subsidiary of IPALCO ("IPL"):

        4% Series of Preferred, at a purchase price of $______ per share, net to the seller in cash;

      4.20% Series of Preferred, at a purchase price of $______ per share, net to the seller in cash;

      4.60% Series of Preferred, at a purchase price of $______ per share, net to the seller in cash;

      4.80% Series of Preferred, at a purchase price of $______ per share, net to the seller in cash;

        6% Series of Preferred, at a purchase price of $______ per share, net to the seller in cash; and

      8.20% Series of Preferred, at a purchase price of $_______ per share, net to the seller in cash.

         There is a separate Letter of Transmittal and Proxy with respect to each Series of Preferred.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by IPALCO with the Securities and Exchange Commission (the "Commission") on the date hereof. The information set forth in the Schedule 13E-4 is expressly incorporated herein by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.

Location in Item in Schedule 13E-3                                Schedule 13E-4
  Item l(a)...........................................................Item l(a)
  Item l(b)...........................................................Item l(b)
  Item l(c)...........................................................Item l(c)
  Item l(d)...................................................................*
  Item l(e)...................................................................*
  Item l(f)...................................................................*
  Item 2(a)...................................................................*
  Item 2(b)...................................................................*
  Item 2(c)...................................................................*
  Item 2(d)...................................................................*
  Item 2(e)...................................................................*
  Item 2(f).................................................................. *
  Item 2(g)...................................................................*

  Item 3(a)(1)...............................................................  *

  Item 3(a)(2).................................................................*
  Item 3(b)....................................................................*
  Item 4(a)....................................................................*
  Item 4(b)....................................................................*
  Item 5(a)............................................................Item 3(b)
  Item 5(b)............................................................Item 3(c)
  Item 5(c)............................................................Item 3(d)
  Item 5(d)............................................................Item 3(e)
  Item 5(e)............................................................Item 3(f)
  Item 5(f)............................................................Item 3(i)
  Item 5(g)............................................................Item 3(j)
  Item 6(a)............................................................Item 2(a)
  Item 6(b)....................................................................*
  Item 6(c)............................................................Item 2(b)
  Item 6(d)....................................................................*
  Item 7(a)...............................................................Item 3
  Item 7(b)....................................................................*
  Item 7(c)................................................................... *
  Item 7(d)....................................................................*
  Item 8(a)....................................................................*
  Item 8(b)................................................................... *
  Item 8(c)....................................................................*
  Item 8(d)....................................................................*
  Item 8(e)....................................................................*
  Item 8(f)..................................................................  *
  Item 9(a)..................................................................  *
  Item 9(b)..................................................................  *
  Item 9(c)..................................................................  *
  Item 10(a).................................................................  *
  Item 10(b).................................................................  *
  Item 11...............................................................  Item 5
  Item 12(a).................................................................  *
  Item 12(b).................................................................  *
  Item 13(a).................................................................  *
  Item 13(b).................................................................  *
  Item 13(c).................................................................  *
  Item 14(a).........................................................  Item 7(a)
  Item 14(b).........................................................  Item 7(b)
  Item 15(a).................................................................  *
  Item 15(b)............................................................  Item 6
  Item 16............................................................  Item 8(e)
  Item 17(a).........................................................  Item 9(b)

  Item 17(b)................................................................  *

  Item 17(c)........................................................  Item 9(c)
  Item 17(d)........................................................  Item 9(a)
  Item 17(e)................................................................  *
  Item 17(f)........................................................  Item 9(f)
------------

*    The Item is located in the Schedule 13E-3 only.

Item 1.  Issuer and Class of Security Subject to the Transaction.

(a) The name of the Issuer is Indianapolis Power & Light Company ("IPL"), an Indiana corporation that has its principal executive offices at One Monument Circle, Indianapolis, Indiana 46204.

(b) The information appearing on the front cover of the Offer to Purchase and Proxy Statement, filed as Exhibit 99.(a)(1) to the Schedule 13E-4 (the "Offer to Purchase and Proxy Statement"), and the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends," "Price Range of Shares; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(c)-(d) The information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(e) Not applicable.

(f) Not applicable.

Item 2.  Identity and Background.

(a)-(d), (g) The person filing this statement is IPALCO Enterprises, Inc. ("IPALCO"), an Indiana corporation that has its principal executive offices at One Monument Circle, Indianapolis, Indiana 46204. IPALCO owns all of the outstanding common stock of IPL. Certain information relating to IPALCO's directors and executive officers set forth in (i) IPALCO's Annual Report on Form 10-K for the year ended December 31, 1996 and (ii) IPALCO's Definitive Proxy Statement on Schedule 14A, dated April 15, 1997, referenced hereto as Exhibits
(g)(5) and (g)(6), respectively, is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(e) During the last five years, no executive officer or director of IPALCO or IPL or any person controlling IPALCO or IPL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, no executive officer or director of IPALCO or IPL or any person controlling IPALCO or IPL was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


Item 3.  Past Contracts, Transactions or Negotiations.

(a) Not applicable.

(b) Not applicable.

Item 4.  Terms of the Transaction.

(a) The information appearing under the captions "Introduction," "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer," and "Terms of the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(b) Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

(a)-(g) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

Item 6.  Source and Amounts of Funds or Other Consideration.

(a) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(b) The information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(c) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(d) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.


Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(b) Not applicable.

(c) The information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" and "Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(d) The information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer," "Price Range of Shares; Dividends," "Certain Federal Income Tax Consequences" and "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

Item 8.  Fairness of the Transaction.

(a)-(b) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(c) The information appearing under the caption "Special Factors -- Certain Legal Matters; Regulatory Approvals; No Dissenters' Rights" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(d)-(e) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(f) Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(b) Not applicable.


(c) Not applicable.

Item 10.  Interest in Securities of the Issuer.

(a)-(b) The information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to
Schedule 13E-3.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) The information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

(b) Neither IPALCO nor IPL nor any of their respective directors or executive officers has made any recommendation in support of or opposed to the Rule 13e-3 transaction.

Item 13.  Other Provisions of the Transaction.

(a) The information appearing under the captions "Special Factors -- "Certain Legal Matters; Regulatory Approvals; No Dissenters' Rights" and "Proposed Amendment and Proxy Solicitation -- Voting Securities, Rights and Procedures" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Section 13E-3.

(b) Not applicable.

(c) Not applicable.

Item 14.  Financial Information.

(a) The information appearing (i) under the caption "Summary of Consolidated Financial Information" in the Offer to Purchase and Proxy Statement and (ii) in the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 of IPL and the Quarterly Reports on Form 10-Q for the six month periods ended June 30, 1997 (to be filed by IPL by August 14, 1997) and June 30, 1996 of IPL referenced hereto as Exhibits (g)(2), (g)(3) and g(4), respectively, is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.


(b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a) The officers and employees of IPL will perform tasks which would be expected to arise in connection with the transaction.

(b) The information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

Item 16.  Additional Information.

         Reference is hereby made to the Offer to Purchase and Proxy Statement and Letter of Transmittal and Proxy, which are referenced hereto as Exhibits
(d)(l) and (d)(2), respectively, and incorporated in their entirety herein by reference pursuant to General Instruction D to Schedule 13E-3.

Item 17.  Material to be Filed as Exhibits.

(a) Credit Agreement, dated April 8, 1997, by and among IPALCO, Bank One, Indiana, N.A., National City Bank of Indiana and the First National Bank of Chicago, previously filed with the SEC by IPALCO as Exhibit 99.1 to the Quarterly Report on Form 10-Q for the three month period ended March 31, 1997, incorporated by reference to SEC File No. 001-08644.

(b) Not applicable.

(c) Not applicable.

(d)(1)  Offer  to  Purchase  and  Proxy  Statement,   dated  __________,   1997,
incorporated by reference to Exhibit 99(a)(1) to Schedule 13E-4.

(d)(2) Letter of Transmittal and Proxy, incorporated by reference to Exhibit 99(a)(2) to Schedule 13E-4.

(d)(3) Notice of  Guaranteed  Delivery and Proxy,  incorporated  by reference to
Exhibit 99(a)(3) to Schedule 13E-4.

(d)(4) Notice of Special Meeting of  Shareholders,  incorporated by reference to
Exhibit 99(a)(4) to Schedule 13E-4.


(d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99(a)(5) to Schedule 13E-4. *

(d)(6) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99(a)(6) to
Schedule 13E-4. *

(d)(7) Letter to Shareholders, dated ____________, 1997, incorporated by reference to Exhibit 99(a)(7) to Schedule 13E-4.

(d)(8) Summary Advertisement, dated ___________, 1997, incorporated by reference to Exhibit 99(a)(8) to Schedule 13E-4. *

(d)(9) Press  Release,  dated  __________,  1997,  incorporated  by reference to
Exhibit 99(a)(9) to Schedule 13E-4. *

(e) Not applicable.

(f) Not applicable.

(g)(l) Issuer Tender Offer Statement of IPL on Schedule 13E-4, dated August 1, 1997, incorporated by reference thereto.

(g)(2) Annual Report on Form 10-K for the year ended December 31, 1996, filed by IPL, incorporated by reference to SEC File No. 001-03132.

(g)(3) Quarterly Report on Form 10-Q for the six month period ended June 30, 1997, to be filed by IPL by August 14, 1997, incorporated by reference to SEC File No. 001-03132.

(g)(4) Quarterly Report on Form 10-Q for the six month period ended June 30, 1996, filed by IPL, incorporated by reference to SEC File No. 001-03132.

(g)(5) Annual Report on Form 10-K for the year ended December 31, 1996, filed by IPALCO, incorporated by reference to SEC File No. 001-08644.

(g)(6) Definitive Proxy Statement of IPALCO on Schedule 14A, dated April 15, 1997, incorporated by reference to SEC File No. 001-08644.

------------------

* To be filed by amendment to Schedule 13E-4.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 1, 1997                       IPALCO ENTERPRISES, INC.



                                     By:   /s/ Bryan G. Tabler
                                           ------------------------------
                                           Bryan  G.  Tabler,  Vice  President,
                                           Secretary  and General Counsel